    As filed with the Securities and Exchange Commission on December 22, 1995
                                                    Registration No. 33-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 _______________

                         PROGRESS FINANCIAL CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                   Delaware                                23-2413363
         ----------------------------                  -------------------
         (State or other jurisdiction                   (I.R.S. employer
              of incorporation or                      identification no.)
                 organization)

                        Plymouth Meeting Executive Campus
                            600 West Germantown Pike
                   Plymouth Meeting, Pennsylvania  19462-1003
                                 (610) 825-8800
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 _______________

                                 W. Kirk Wycoff
                      President and Chief Executive Officer
                         Progress Financial Corporation
                        Plymouth Meeting Executive Campus
                            600 West Germantown Pike
                   Plymouth Meeting, Pennsylvania  19462-1003
                                 (610) 825-8800
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 _______________

                                   Copies to:

                            Raymond A. Tiernan, Esq.
                              Jeffrey D. Haas, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                     734 Fifteenth Street, N.W., Suite 1200
                             Washington, D.C.  20005
                                 (202) 347-0300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

     If the Registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]


                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                   Proposed
                                                  Proposed          Maximum
Title of Each Class                               Maximum          Aggregate           Amount of
 of Securities to           Amount to be          Offering          Offering          Registration
  be Registered              Registered           Price(1)          Price(1)               Fee

Common Stock,
  $1.00 par value
  per share                  500,000(3)           $5.25           $2,625,000            $905.17
----------------------------------------------------------------------------------------------------
Preferred Stock
  Purchase Right(2)          500,000              $  --           $       --            $    --
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1)  Calculated pursuant to Rule 457 of the Securities Act of 1933.

(2) Each share of Common Stock has one Preferred Stock Purchase Right attached thereto without charge.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         PROGRESS FINANCIAL CORPORATION
                              CROSS REFERENCE SHEET
         Showing the Location in the Prospectus of Information Required
                   by Items 1 through 13 of Part I of Form S-2


        Registration Statement
       Item Number and Caption                        Location or Caption in Prospectus
-------------------------------------------        -------------------------------------------

 1. Forepart of the Registration Statement            Outside Front Cover Page
    and Outside Front Cover Page of
    Prospectus

 2. Inside Front and Outside Back Cover               Inside Front and Outside Back
    Pages of Prospectus                               Cover Pages; Available
                                                      Information; Incorporation of
                                                      Certain Documents by Reference

 3. Summary Information, Risk Factors and             Summary; Risk Factors
    Ratio of Earnings to Fixed Charges

 4. Use of Proceeds                                   Use of Proceeds

 5. Determination of Offering Price                   Not Applicable

 6. Dilution                                          Not Applicable

 7. Selling Security Holders                          Not Applicable

 8. Plan of Distribution                              Outside Front Cover Page;
                                                      Summary; The Offering

 9. Description of Securities to be                   Description of Capital Stock
    Registered

10. Interests of Named Experts and Counsel            Not Applicable

11. Information With Respect to the                   Summary; Incorporation of
    Registrant                                        Certain Documents by Reference

12. Incorporation of Certain Information by           Incorporation of Certain
    Reference                                         Documents by Reference

13. Disclosure of Commission Position and             *
    Indemnification for Securities Act
    Liabilities

---------------------
*  Item is omitted because answer is negative or item is inapplicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION:  DATED DECEMBER __, 1995

PROSPECTUS

                         PROGRESS FINANCIAL CORPORATION

                                 500,000 Shares
                                 of Common Stock

     Progress Financial Corporation (the "Company"), a Delaware corporation, is hereby offering 500,000 shares of its common stock, par value $1.00 per share ("Common Stock"), at a price of $____ per share to members of the general public to whom a copy of this Prospectus is delivered (the "Offering"). The Company will invest approximately $2.0 million of the net proceeds of this Offering in equity of its wholly owned subsidiary, Progress Federal Savings Bank, a federally chartered savings bank (the "Bank"). The Bank intends to use such additional capital to increase its regulatory capital ratios, which may reduce the Bank's federal deposit insurance premiums, enhance core earnings and support the growth of its business.

     The Company has engaged Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") to consult with and advise the Company with respect to the Offering.

     The Company must sell all 500,000 shares of Common Stock in the Offering, or the Offering will not be consummated and all funds submitted will be promptly returned without interest. The Offering will terminate at 5:00 p.m., Eastern Time, on ________ __, 1996, unless extended by the Company (the "Expiration Time").

     The Common Stock is quoted on the Nasdaq National Market System under the symbol "PFNC." The last reported sale price of the Common Stock as quoted through the Nasdaq National Market System on _______ __, 1996 was $_____ per share.

       THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS.  SEE "RISK
                              FACTORS" ON PAGE 11.

             THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
              INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                       NOR HAS THE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION PASSED UPON THE ACCURACY
                  OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTA-
                    TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                    Estimated
                                                  Underwriting
                                 Offering           Fees and             Proceeds to the
                                   Price           Expenses(1)              Company(1)
----------------------------------------------------------------------------------------
Per Share                        $                  $    0.40             $
----------------------------------------------------------------------------------------
Total                            $                  $200,000              $
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


------------------
(1) Consists of estimated expenses of the Company. Such expenses are estimated to be $200,000. See "Use of Proceeds" for the assumptions used to arrive at this estimate.




                The date of this Prospectus is ________ __, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the Nasdaq National Market System, and such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc. ("NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-2 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus concerning provisions of certain documents are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or attached hereto, each such statement being qualified in all respects by such references.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus is summary in nature, does not purport to be a full and complete statement of the business, affairs and financial condition of the Company and should be read in conjunction with the following documents of the Company which have been filed with the Commission and are hereby incorporated by reference into this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994;

         (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

        (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

         (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995;

          (v)  the Company's Current Report on Form 8-K dated May 24, 1995; and

         (vi)  the Company's Current Report on Form 8-K dated November 1, 1995.


     All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date hereof are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing such documents with the Commission. Any statement contained herein, in any supplement or amendment hereof or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any supplement or amendment hereof or in any document incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any supplement or amendment hereof.

     Neither the delivery of this Prospectus nor any sale of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

     This Prospectus is accompanied by the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995. Copies of the other documents incorporated by reference herein are available from the Company without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) to any person to whom this Prospectus is delivered, upon written request of such person. Requests for such copies should be directed to W. Kirk Wycoff, Chairman, President and Chief Executive Officer of the Company, at the Company's principal executive offices located at Plymouth Meeting Executive Campus, 600 West Germantown
Pike, Plymouth Meeting, Pennsylvania 19462-1003. The Company's telephone number is (610) 825-8800.

                                     SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and related Notes, accompanying this Prospectus.

THE COMPANY

     Progress Financial Corporation is a Delaware-chartered, registered thrift holding company headquartered in Plymouth Meeting, Pennsylvania. The Company is the sole stockholder of Progress Federal Savings Bank, a federally chartered savings bank, which has been engaged in the thrift business since 1878. The Company was organized in 1986 in connection with the reorganization of the Bank into a thrift holding company structure. The Bank conducts its business through six full-service offices located in Montgomery County, one full-service office in Delaware County, one full-service office in Chester County, one full-service office in the Andorra section of Philadelphia, and one loan production office in Montgomery County in southeastern Pennsylvania. Unless the context otherwise requires, references herein to the Company include the Bank. At September 30, 1995, the Company had total consolidated assets of $356.7 million, total consolidated liabilities of $341.8 million, including total consolidated deposits of $288.9 million, and total consolidated stockholders' equity of $14.9 million.

     The principal business of the Company has in the past consisted of attracting deposits from the general public through its offices and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate, construction loans (which in the past included land acquisition and development loans), commercial business loans, consisting primarily of loans to small and medium-sized businesses, and various consumer loans. The Company originates single-family residential real estate loans for sale in the secondary market and secured consumer loans, such as home equity loans and lines of credit. The Company also originates commercial business loans to small and medium sized businesses in the communities its branches serve and commercial real estate (including multi-family residential) and residential construction loans. In addition, the Company invests in mortgage-backed securities which are insured or guaranteed by the U.S. Government and agencies thereof and other similar investments permitted by applicable laws and regulations. The Bank is also involved in real estate development and related activities, through its subsidiaries, primarily to facilitate the completion and sale of certain property held as real estate owned.

     The principal sources of funds for the Company's activities are amortization and repayment of loans, proceeds from sales of assets classified as available for sale, net savings inflows and advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Company's principal sources of revenues are interest and other payments on loans, including origination and servicing fees, interest on investments and mortgage-backed securities, service charges on deposits, gains (losses) from mortgage banking activities and from the sale of loans and mortgage-backed securities classified as available for sale and loan and other fee income. Its principal expenses are interest paid on deposits and advances from the FHLB of Pittsburgh, provisions for possible loan losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.

     The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Commission. The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

     The Company's principal executive offices are located at Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003, and its telephone number is (610) 825-8800.

THE OFFERING

SHARES OFFERED HEREBY                 The Company is offering 500,000
                                      shares of Common Stock to members of
                                      the general public to whom a copy of
                                      this Prospectus is delivered.  The
                                      minimum individual purchase pursuant
                                      to this Offering is 5,000 shares,
                                      and the maximum is 100,000 shares.
                                      The Company reserves the right to
                                      alter the individual minimum and
                                      maximum purchase amounts should
                                      conditions so warrant and
                                      specifically reserves the right to
                                      approve purchases of more than
                                      100,000 shares.

PURCHASE PRICE                        $____ per share of Common Stock
                                      ("Purchase Price").

FINANCIAL ADVISOR                     The Company and Sandler O'Neill have
                                      entered into an agreement pursuant
                                      to which Sandler O'Neill is acting
                                      as the Company's exclusive financial
                                      advisor in connection with the
                                      Offering.  The Company has agreed to
                                      pay certain fees to and expenses of
                                      Sandler O'Neill for its services in
                                      the Offering.  See "The Offering -
                                      Financial Advisor."

EXPIRATION TIME                       The Offering will expire at 5:00
                                      p.m., Eastern Time, on ________ __,
                                      1996, unless extended at the
                                      discretion of the Board of Directors
                                      of the Company.  See "The Offering -
                                      Expiration Time."

CONDITIONS TO CONSUMMATION OF         The Offering will not be consummated
 THE OFFERING                         and all funds received with orders
                                      will be promptly returned without
                                      interest if all 500,000 shares of
                                      Common Stock are not sold through
                                      the Offering.  See "The Offering -
                                      Conditions to Consummation of the
                                      Offering."

PROCEDURE FOR ORDERING COMMON         Persons who desire to participate in
  STOCK IN THE OFFERING               the Offering must properly complete
                                      the Order Form which accompanies
                                      this Prospectus and forward the
                                      Order Form, with payment of the
                                      aggregate Purchase Price, to the
                                      Company on or prior to the
                                      Expiration Time.  If the mail is
                                      used to forward Order Forms, it is
                                      recommended that insured, registered
                                      mail, return receipt requested, be
                                      used.  See "The Offering - Issuance
                                      of Common Stock."

                                      ORDERS FOR THE COMMON STOCK WHICH
                                      ARE RECEIVED BY THE COMPANY FROM
                                      PERSONS PARTICIPATING IN THE
                                      OFFERING MAY NOT BE REVOKED.  See
                                      "The Offering - Procedure for
                                      Ordering Common Stock in the
                                      Offering."

ISSUANCE OF COMMON STOCK              Certificates representing shares of
                                      Common Stock purchased in the
                                      Offering will be delivered as soon
                                      as practicable after the Expiration
                                      Time.  See "The Offering - Issuance
                                      of Common Stock."

USE OF PROCEEDS                       The Company intends to invest
                                      approximately $2.0 of the net
                                      proceeds of the Offering in equity
                                      of the Bank.  The Bank intends to
                                      use such additional capital to
                                      increase its regulatory capital
                                      ratios, which may reduce the Bank's
                                      federal deposit insurance premiums,
                                      enhance core earnings and support
                                      the growth of its business.  Any net
                                      proceeds retained by the Company
                                      will be used by the Company for
                                      general corporate purposes.  See
                                      "Use of Proceeds."

REGULATORY LIMITATION                 The Company will not be required to
                                      issue shares of Common Stock
                                      pursuant to the Offering to any
                                      person who, in the opinion of the
                                      Company, would be required to obtain
                                      prior clearance or approval from any
                                      state or federal regulatory
                                      authority to own or control such
                                      shares if, at the expiration of the
                                      Offering, such clearance or approval
                                      has not been obtained or any
                                      required waiting period has not
                                      expired.  See "The Offering -
                                      Regulatory Limitation."

INTENTION OF DIRECTORS AND            Directors and executive officers of
  EXECUTIVE OFFICERS                  the Company as a group (nine
                                      persons) have indicated to the
                                      Company that they intend to
                                      subscribe for in the aggregate
                                      125,000 shares of Common Stock.
                                      Assuming the full purchases
                                      indicated by the directors and
                                      executive officers of the Company
                                      and the Bank, such persons would be
                                      deemed to beneficially own 16.02% of
                                      the Common Stock assumed to be
                                      outstanding on a pro forma basis
                                      following the Offering.  In
                                      addition, the Company's and the
                                      Bank's Employee Stock Ownership Plan
                                      ("ESOP") intends to purchase in the
                                      Offering 50,000 shares of Common
                                      Stock (which may be increased to
                                      100,000 shares of Common Stock).
                                      See "The Offering - Intention of
                                      Directors and Executive Officers."

NASDAQ NATIONAL MARKET SYSTEM         PFNC
  SYMBOL FOR THE COMMON STOCK

RISK FACTORS

     The Company has experienced financial and operating problems in recent periods and for these and other reasons an investment in the Common Stock involves a certain degree of risk. Prospective purchasers should carefully consider the matters set forth under "Risk Factors."

DIVIDEND POLICY

     The Company is currently not paying dividends on the Common Stock. The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. See "Market Price for Common Stock and Dividends - Dividends."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                  (Dollars in Thousands, Except Per Share Data)

     The selected consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes set forth in the Annual Report. See "Available Information."

                                                                             December 31,
                                 September 30,      ----------------------------------------------------------------
                                     1995             1994         1993          1992           1991          1990
                                 -------------      --------     --------      --------       --------      --------
FINANCIAL CONDITION DATA:
Total assets                       $356,716         $348,189     $333,209      $291,542       $312,622      $324,708
Loans, net                          210,609          205,771      158,268       153,734        193,789       277,490
Loans held for sale(1)                2,139              351       16,744         2,761             --            --
Investment securities:
  Available for sale(1)               6,936            4,627           --            --             --            --
  Held to maturity                   12,918           12,866        4,632         5,260          2,212         1,694
Mortgage-backed securities:
  Available for sale(1)              15,530            9,103        8,893        25,072             --            --
  Held to maturity                   84,476           93,673      117,054        60,939         47,875           315
Deposits                            288,883          283,958      273,583       245,015        265,197       292,478
Borrowings                           47,950           47,052       40,536        36,071         38,585        12,500
Stockholders' equity                 14,874           13,021       14,787         6,877          5,599        15,844
Delinquent loans(2)                   3,164            1,001        1,911         9,859          9,072        12,018
Non-performing assets(2)              4,873            9,085       17,628        34,829         50,427        29,239
Allowance for possible loan losses    1,556            1,502        2,113         2,703          5,483         4,123
Book value per share(3)                4.53             3.98         4.52          6.81           5.54         15.69


                                      Nine Months Ended
                                        September 30,                     Year Ended December 31,
                                     ------------------    ----------------------------------------------------
                                       1995       1994       1994       1993       1992        1991       1990
                                     -------    -------    -------    -------    -------    --------    -------
OPERATIONS DATA:
Interest income                      $19,884    $16,518    $22,830    $20,824    $21,979    $ 27,122    $34,834
Interest expense                      11,493      9,025     12,505     11,465     13,737      18,010     21,775
                                     -------    -------    -------    -------    -------    --------    -------
Net interest income                    8,391      7,493     10,325      9,359      8,242       9,112     13,059
Provision for possible loan losses       350        406        521        368        275      10,144      4,696
                                     -------    -------    -------    -------    -------    --------    -------
Net interest income (expense) after
  provision for possible loan
  losses                               8,041      7,087      9,804      8,991      7,967      (1,032)     8,363
Gain (loss) from sales
  of securities                          (35)      (124)      (322)       215      1,197         341         --
Gain (loss) from mortgage banking
  activities                              46       (171)      (176)       606      1,428         319         --
Income (loss) on properties sold         (34)       (60)       (62)       102      1,218         153         --
Other income                           1,863      1,597      2,105      1,303      1,774       1,038      1,518
Provision for real estate owned          455      1,541      1,576      1,733      2,835       2,607      2,015
Other expense                          8,292      7,852     10,489      9,835      9,397      10,280     11,610
                                     -------    -------    -------    -------    -------    --------    -------
Income (loss) before income
  taxes (benefit)                      1,134     (1,064)      (716)      (351)     1,352     (12,068)    (3,744)
Income tax expense (benefit)              --         --         --     (1,034)        74      (1,823)      (755)
                                     -------    -------    -------    -------    -------    --------    -------
Net income (loss)                     $1,134    $(1,064)   $  (716)   $   683    $ 1,278    $(10,245)   $(2,989)
                                     -------    -------    -------    -------    -------    --------    -------
                                     -------    -------    -------    -------    -------    --------    -------
Net income (loss) per share           $  .33    $  (.32)   $  (.22)   $   .29    $  1.27    $ (10.14)   $ (2.96)
                                     -------    -------    -------    -------    -------    --------    -------
                                     -------    -------    -------    -------    -------    --------    -------
Cash dividends per share              $   --    $    --    $    --    $    --    $    --    $     --    $   .12
                                     -------    -------    -------    -------    -------    --------    -------
                                     -------    -------    -------    -------    -------    --------    -------



                                     Nine Months Ended
                                       September 30,             At or For the Year Ended December 31,
                                     -----------------    ----------------------------------------------------
                                      1995      1994       1994        1993       1992       1991       1990
                                     -------   -------    -------     -------    -------   ---------   -------
OTHER DATA(4):
Return (loss) on average assets         .43%     (.42)%     (.21)%       .21%       .42%     (3.31)%     (.92)%
Return (loss) on average equity       10.80    (10.26)     (5.24)%      6.25      20.93    (101.81)    (16.60)
Average equity to average assets       4.00      4.10       4.01        3.42       1.99       3.24       5.52
Dividend payout ratio                    --        --         --          --         --         --       (.04)
Net interest margin(5)                 3.37      3.17       3.23        3.25       3.13       3.31       4.30
Interest rate spread(5)                3.08      2.99       3.04        3.26       3.47       3.44       3.97
Non-performing loans as a percent
 of total loans at end of period(2)     .66      2.92       2.19        3.42       4.37       7.03       4.85
Non-performing assets as a percent
  of total assets at end of
  period(2)                            1.37      2.95       2.61        5.29      11.95      16.13       9.00
Allowance for possible loan
  losses as a percent of non-
  performing loans at end of
  period                             111.62     27.18      33.00       34.92      38.83      39.14      30.19
Net charge-offs as a percent of
  average loans                         .14       .51        .60         .64       1.69       3.51       0.65
Capital Ratios(6):
  Tangible                             4.79      4.14       4.57        4.14       2.36       1.54       4.70
  Core                                 4.79      4.14       4.57        4.14       2.36       1.54       4.70
  Risk-based                           9.36      8.86       9.47        9.39       5.37       3.33       6.62
Full service banking offices              9         8          8           8          7          8          8


                                                   (FOOTNOTES ON FOLLOWING PAGE)

-------------------
(1) Loans classified as held for sale are carried at the lower of aggregate cost or fair value while mortgage-backed securities and investment securities classified as available for sale are carried at fair value.

(2) Delinquent loans consist of loans which are 30 to 89 days overdue. Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, which include in-substance foreclosures and repossessions, in each case net of related reserves.

(3) Book value per share represents stockholders' equity divided by the number of shares of Common Stock issued and outstanding.

(4) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities (which do not include non-interest-bearing accounts), and net interest margin represents net interest income as a percent of average interest-earning assets.

(6) For additional information concerning the Bank's compliance with its regulatory capital requirements, see "Regulatory Capital."


                                  RISK FACTORS

     An investment in the Common Stock involves certain investment risks. In determining whether or not to make an investment in the Common Stock, prospective purchasers should carefully consider the matters set forth below, as well as the other information included or incorporated by reference in this Prospectus.

POTENTIAL EFFECTS OF CHANGES IN INTEREST RATES AND THE CURRENT INTEREST RATE ENVIRONMENT

     The operations of the Company are substantially dependent on its net interest income, which consists of the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most financial institutions, the Company's earnings are affected by changes in market interest rates, which increased from early 1994 to early 1995, and other economic factors beyond its control. As a result of borrowers refinancing higher rate mortgage loans in 1993 and the rise in short-term interest rates from early 1994 to early 1995, the Company's interest rate spread decreased from 3.47% for 1992 to 3.26% for 1993 and 3.04% for 1994. For the nine months ended September 30, 1995, the Company's interest rate spread amounted to 3.08%. However, the Company's net interest margin has increased from 3.13% for 1992 to 3.23% for 1995 and amounted to 3.37% for the nine months ended September 30, 1995. Further increases in short-term interest rates could adversely affect the Company's interest rate spread and net interest income in future periods.

     In addition to affecting interest income and expense, changes in interest rates also can affect the market value of the Company's interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the market value of fixed-rate instruments fluctuates inversely with changes in interest rates. At September 30, 1995, the Company had $12.9 million of investment securities and $84.5 million of mortgage-backed securities which were classified as held to maturity in accordance with the terms of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). Such designation effectively restricts the Company's ability to sell such assets in order to meet its liquidity needs or in response to increases in interest rates. Generally, the reclassification and sale of any of such assets could result in the remainder of the Company's portfolio of investment and mortgage-backed securities classified as held to maturity being reclassified as available for sale. However, the Financial Accounting Standards Board recently announced that companies (including financial institutions) will be permitted to reclassify securities originally classified under SFAS No. 115 without affecting the classifications of its remaining securities portfolio. This announcement provides the Company with the opportunity to reclassify individual securities previously classified as "held to maturity" or "available for sale" without having to reclassify the entire portfolio of similarly classified securities. The time period in which such reclassifications may be made is from November 15, 1995 to December 31, 1995. Although the Company currently intends to take advantage of this opportunity and restructure its "held to maturity" portfolio, the exact extent of such restructuring has not yet been determined. Pursuant to SFAS No. 115, securities classified as available for sale must be reported at fair value, with unrealized gains or losses being reported as a separate component of stockholders' equity. The Company's investment and mortgage-backed securities (including securities classified as available for sale) had an aggregate carrying value and market value of $119.9 million and $117.7 million, respectively, at September 30, 1995. At September 30, 1995, the Company had $2.1 million of loans classified as held for sale.

     The OTS has adopted a final rule (the effective date of which has been postponed) which will incorporate an interest rate risk component into its risk-based capital rules. This interest rate risk component is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. If the net portfolio value of an institution would decline by more than 2% of the estimated market value of the institution's assets in the event of a 200 basis point increase or decrease in interest rates, then the institution is deemed to be subject to a greater than "normal" interest rate risk and must deduct from its capital 50% of the amount by which the decline in net portfolio value exceeds 2% of the estimated market value of the institution's assets, as of an effective date to be determined by the OTS. As of September 30, 1995, if interest rates increased by 200 basis points, the Bank's net portfolio value would decrease by 2.00% of the estimated market value of the Bank's assets, as calculated by the OTS, which would result in a $6,000 capital deduction if such deduction was currently required.

     Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers refinanced to reduce borrowing costs. Under these circumstances, the Company is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of the Company's borrowers with adjustable-rate loans to repay their loans.

HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company has recognized operating losses in recent years due, to a large extent, to the prior economic recession and the resulting decline in real estate values in the Company's market area. These conditions had a material adverse effect on the quality of the Company's loan portfolio and contributed in 1990 and 1991 to substantial increases in the Company's non-performing assets, which consist of non-accrual loans and accruing loans 90 days or more overdue (collectively "non-performing loans"), as well as real estate acquired by the Company through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure (collectively "REO"). The Company's non-performing assets increased from $17.5 million or 5.2% of total assets at December 31, 1989 to $50.4 million or 16.1% of total assets at December 31, 1991. In 1991, the Company changed its senior management and began the process of improving the credit quality of the Company's assets through the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Company's non-performing assets. As a result of management's efforts, the Company's non-performing assets have since declined and totalled $4.9 million or 1.4% of total assets at September 30, 1995.

     At September 30, 1995, the Company's allowance for loan losses amounted to $1.6 million or .73% and 111.62% of total loans and total non-performing loans, respectively, and the net carrying value of the Company's REO amounted to $3.5 million at such date. The $3.5 million of REO at September 30, 1995 included a $3.1 million property which the Company has recently sold at a loss of $280,000. Future additions to the Company's allowance for loan losses or reductions in carrying values of REO could become necessary in the event of a deterioration in the real estate market and economy in the Company's primary market area, future increases in non-performing assets or for other reasons, which would adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and the carrying value of its REO. Such agencies may require the Company to make additions to the allowance for loan losses and adjustments to the carrying values of REO based on their judgments about information available to them at the time of their examination.

INCREASED EMPHASIS ON COMMERCIAL BUSINESS, CONSTRUCTION, COMMERCIAL REAL ESTATE AND CONSUMER LENDING

     At September 30, 1995, the Company's commercial business loans, construction loans, commercial real estate loans (including multi-family residential loans) and consumer loans amounted to $15.3 million or 7.1%, $10.8 million or 5.0%, $76.0 million or 35.5% and $21.9 million or 10.2% of the Company's total loan portfolio (including loans classified as held for sale), respectively.

     The Company intends to increase its emphasis on commercial business, residential construction, commercial real estate (primarily multi-family residential) and consumer lending. Commercial business and commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans often involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. Commercial real estate lending can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Finally, consumer lending is also generally considered to involve additional credit risk than traditional mortgage lending because of the type and nature of the collateral and, in certain cases, the absence of collateral.

REGULATION

     The Company, as a savings and loan holding company, and the Bank, as a federally chartered savings bank, are subject to extensive governmental supervision and regulation, which is intended primarily for the protection of depositors. In addition, the Company and the Bank are subject to changes in federal and state law, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be accurately predicted at this time but could adversely affect the business and operations of the Company and the Bank.

RECAPITALIZATION OF SAIF AND RELATED LEGISLATIVE PROPOSALS

     Applicable law requires that both the SAIF and Bank Insurance Fund ("BIF") be capitalized at a ratio of 1.25% of reserves to deposits. The FDIC has reported that the BIF attained the 1.25% reserve ratio in May 1995 but that the SAIF is not likely to reach the 1.25% reserve ratio until 2002. SAIF reserves have not grown as quickly as the BIF reserves due to a number of factors, including the fact that a significant portion of SAIF premiums have been and are currently being used to make payments on bonds ("FICO bonds") issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

     On November 14, 1995, the FDIC approved a final rule regarding deposit insurance premiums. The final rule will reduce deposit insurance premiums for BIF member institutions to zero basis points (subject to a $2,000 minimum) for institutions in the lowest risk category, while holding deposit insurance premiums for SAIF members at their current levels (23 basis points for institutions in the lowest risk category). The reduction will be effective with respect to the semiannual premium assessment beginning January 1, 1996. Accordingly, in the absence of further legislative action, SAIF members such as the Bank will be competitively disadvantaged as compared to commercial banks by the resulting premium differential.

     The U.S. House of Representatives and Senate have provided for a resolution of the recapitalization of the SAIF in the Balanced Budget Act of 1995 (the "Reconciliation Bill") which was sent to the President on November 29, 1995.
The President recently vetoed the Reconciliation Bill for reasons unrelated to the recapitalization of the SAIF. The Reconciliation Bill provides that all SAIF member institutions will pay a special one-time assessment to recapitalize the SAIF, which in the aggregate will be sufficient to bring the reserve ratio in the SAIF to 1.25% of insured deposits. Based on the current level of reserves maintained by the SAIF it is currently anticipated that the amount of the special assessment required to recapitalize the SAIF will be approximately 80 to 85 basis points of the SAIF-assessable deposits. The special assessment would be payable on January 1, 1996, based on the amount of SAIF deposits on March 31, 1995. It is anticipated that after the recapitalization of the SAIF, that premiums of SAIF-insured institutions would be reduced comparable to those currently being assessed BIF-insured commercial banks.

     The Reconciliation Bill also provides for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. The Banking Committees of the House of Representatives and the Senate in adopting the Reconciliation Bill agreed that Congress should consider and act upon separate legislation as early as possible in 1996 to eliminate the thrift charter. If adopted, such legislation would require that the Bank, as a federal savings bank, convert to a bank charter. Such a requirement to convert to a bank charter could cause savings institutions to lose favorable tax treatment for their bad debt reserves that they currently enjoy under Section 593 of the Internal Revenue Code of 1986, as amended ("Code").

     While the outcome of the proposed legislation cannot be predicted with certainty, it is likely that some kind of legislative or regulatory action will be undertaken that will impact the Bank's insured deposits. A one-time special assessment of 85 basis points would result in the Bank paying approximately $2.3 million, net of related tax benefits, if any. In addition, the enactment of such legislation may have the effect of immediately reducing the capital of SAIF-member institutions by the amount of the special assessment. As of September 30, 1995, after giving effect to the payment and deduction of an 85 basis point special assessment, the Bank's tangible, core and risk-based capital ratios would have amounted to, on a pro forma basis, approximately 4.13%, 4.13%, and 8.18%, respectively, and the Bank would continue to be classified as "well capitalized" pursuant to the OTS' prompt corrective action regulations.

     In light of the different proposals currently under consideration and the uncertainty of the legislative process generally, management cannot predict whether legislation reducing SAIF premiums and/or imposing a special one-time assessment will be adopted, or, if adopted, the amount of the assessment, if any, that would be imposed on the Bank.

PENDING LEGISLATION REGARDING BAD DEBT RESERVES

     Under Section 593 of the Code, thrift institutions such as the Bank, which meet certain definitional tests primarily relating to their assets and the nature of their business, are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may currently be computed using an amount based on the Bank's actual loss experience (the "experience method"), or a percentage equal to 8.0% of the Bank's taxable income (the "percentage of taxable income method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve.

     Under the Reconciliation Bill, the percentage of taxable income method would be repealed and the Bank would be permitted to use only the experience method of computing additions to its bad debt reserve. In addition, the Bank would be unable to make additions to its tax bad debt reserve, would be permitted to deduct bad debts only as they occur and would additionally be required to recapture (i.e. take into income) over a six-year period the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. However, under the proposed legislation, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996, in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding 1996. It is anticipated that any recapture of the Bank's bad debt reserves accumulated after 1987 would not have a material adverse effect on the Company's consolidated financial condition and results of operations.

DIVIDENDS

     The Company suspended dividend payments on the Common Stock after the second quarter of 1990 in order to conserve its capital resources in light of operating losses and the inability of the Bank to meet its risk-based capital requirement at the time, and the Company has not paid any dividends since such date. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank. See "Market Price for Common Stock and Dividends."

POSSIBLE LIMITATION OF TAX BENEFITS

     At September 30, 1995, the Company and the Bank had a net operating loss carryforward for federal tax purposes of approximately $7.3 million, $417,000 of which expires in 2006, $4.5 million of which expires in 2007, $654,000 of which expires in 2008 and $1.7 million of which expires in 2009. In addition, at such date, the Company and the Bank had an allowance for possible loan losses of approximately $1.6 million. The majority of the allowance for possible loan losses is anticipated to give rise to deductible losses in the current and future years. In addition, approximately $2.0 million of losses on loans and other assets have been recognized in prior years for financial accounting purposes, and it is anticipated that such losses will be recognized in future years for tax purposes. Losses which the Company and the Bank have not yet recognized for tax purposes that may be utilized to offset taxable income in the current, or a past or future year are sometimes referred to as "Built-in Losses."

     If an "ownership change," discussed below, occurs with respect to the Company and the Bank, either in connection with this transaction, or in future years as a result of transactions unrelated thereto, the Company and the Bank may be limited in their ability to use their net operating loss carryforward.
In addition, if the Built-in Losses of the Company and the Bank (netted against gains which they have not yet recognized for tax purposes, together, the "Net Unrealized Built-In Losses" of the Company and the Bank) exceed certain threshold amounts, the Company may be limited in its ability to use its Built-in Losses to offset otherwise taxable income in the current or a future year. Accordingly, two factors are involved in evaluating whether the ability of the Company and the Bank to deduct their Built-in Losses will be limited in the current, or a past or future year. The first factor is whether the Company and the Bank have undergone an "ownership change," as defined. The second factor is whether the Net Unrealized Built-In Losses of the Company and the Bank exceed the applicable threshold limitations, discussed below, at the time such an "ownership change" occurs.

     The determination whether an "ownership change" has occurred is made by (i) determining, in the case of any 5% stockholder, the increase, if any, in the percentage ownership of such 5% stockholder at the end of any three-year testing period relative to such stockholder's lowest percentage ownership at any time during such testing period, and expressing such increase in terms of percentage points (for example, a stockholder whose percentage ownership increased from 2% to 9% during the testing period will be considered to have had an increase of 7 percentage points), and (ii) aggregating such percentage point increases for all 5% stockholders during the applicable testing period. For purposes of the preceding sentence, any direct or indirect holder, taking into account certain attribution rules, of 5% or more of the Company's stock is a 5% stockholder, and all holders of less that 5% collectively are generally treated as a single 5% stockholder. An "ownership change" will occur as of the end of any three-year testing period if the aggregate percentage point increases for all 5% stockholders for such testing period exceeds 50 percentage points.
     The Internal Revenue Service ("IRS") has issued regulations which provide that if a corporation with a net built-in loss or net operating loss carryforwards issues stock for cash, a percentage of the stock issued equal to one-half of the percentage of stock owned by the group of less-than-5% stockholders immediately before the issuance (the "Pre-Issuance Public Group") will be presumed to have been acquired by the Pre-Issuance Public Group. The amount of stock subject to this presumption is limited to the amount of stock issued less the amount of stock acquired by 5% stockholders (other than the Pre-Issuance Public Group). The corporation may treat the Pre-Issuance Public Group as acquiring more stock than the amount presumed to be acquired if it knows that the amount actually acquired by the Pre-Issuance Public Group is greater. Accordingly, the Company's existing stockholders may be deemed to have purchased a percentage of the shares of Common Stock being offered, reducing the likelihood that the Offering may result in an ownership change of the Company and the Bank.

     IRS regulations also provide that outstanding stock options to acquire shares of Common Stock of the Company will only be considered to have been exercised for the purpose of determining whether there has been an ownership change if the options had been issued for an abusive principal purpose, as defined. Since the Company's outstanding stock options were ordinary options designed to provide compensation to officers, and were not issued for the purpose of manipulating the timing of an ownership change, or for another prescribed purpose, it appears that such options will not be required to be considered to have been exercised.

     Other regulations which will apply in determining whether the Offering will be deemed to have resulted in an ownership change of the Company and the Bank provide that shares held in the name of an investment advisor may be deemed to be owned by the persons represented by such investment advisor in relation to their relative economic interest, based on the facts and circumstances. Shares acquired by a 5% stockholder during a three-year testing period are deemed to have been acquired proportionately from each public group of stockholders in existence prior to the 5% stockholder's purchase of such shares.

     Based upon an analysis of its known 5% stockholders during the past three years, the Company believes that the Offering is unlikely to cause an "ownership change" to be deemed to have occurred. However, no assurance may be given that an "ownership change" will not occur as a result of the Offering or in the future as a result of the cumulative effect of the Offering and other acquisitions and transfers of Common Stock. Whether the Offering will result in the Company being deemed to have experienced an "ownership change" within the meaning of Section 382 of the Code will depend on the number of shares of Common Stock purchased by existing stockholders.

     Section 382 of the Code provides that if the amount of Net Unrealized Built-in Losses of a corporation, generally, the cumulative amount by which its tax basis in its assets exceeds the fair market value of such assets, is greater than the lesser of: (i) 15 percent of the fair market value of the corporation's assets or (ii) $10 million, then the corporation's Net Unrealized Built-In Losses will be subject to limitation under Section 382 of the Code if the corporation were to experience an "ownership change," as defined.

     Management of the Company believes, based upon a review of its consolidated assets and liabilities undertaken in connection herewith, that its unrealized built-in gains (generally, the amount by which the fair market value of certain assets of the Company and the Bank exceed the tax basis of such assets), when netted against its unrealized built-in losses (including the reserve for possible loan losses), would result in an amount of Net Unrealized Built-In Losses that would be less than the applicable threshold amounts set forth above. Accordingly, management believes that, in the event of an "ownership change" in conjunction with the transactions contemplated hereby, the Company and the Bank would be considered to have no Net Unrealized Built-In Losses and that it would continue to be able to utilize its Built-in Losses without limitation. No assurance can be given that the IRS would concur with the Company's review of its assets and liabilities and its conclusion that no limitation would apply to the deduction of Built-in Losses by the Company.

     If an "ownership change" occurs with respect to the Company and the Bank, an annual limitation (the "Section 382 Limitation") would be imposed pursuant to
Section 382 of the Code on the rate at which net operating loss carryforwards could be deducted against taxable income. In addition, if the Net Unrealized Built-In Losses of the Company and the Bank were deemed to exceed the above threshold amounts, the Company would be limited to the Section 382 Limitation in the rate at which it could deduct its Built-in Losses as they are recognized. The Section 382 Limitation would be computed by multiplying the aggregate fair market value of the Common Stock immediately prior to an "ownership change" by the then-applicable interest rate published by the IRS for this purpose. Based upon the market value of the outstanding Common Stock on September 30, 1995,
Section 382 could limit the Company's ability to utilize in any one year more than $1.2 million of its net operating loss carryforward and its as yet unrecognized Built-in Losses in the event that the Offering were deemed to result in an "ownership change." The limitation on the use of Built-in Losses would apply only with respect to Built-in Losses recognized in the five year period beginning on the date of the "ownership change." Further, the legislative history regarding Section 382 of the Code provides that Built-in Losses may only be carried forward, and may not be carried back. Accordingly, if the Section 382 Limitation were to apply to the Company and the Bank to limit the rate of utilization of such losses, it is uncertain whether the Company and the Bank would be able to fully utilize their net operating loss carryforward and Built-in Losses in the current, or a past or future year.

     If the Offering does not result in an "ownership change," transactions in shares of Common Stock subsequent to consummation of the Offering which generally are beyond the control of the Company, could result in an unanticipated increase in the ownership of Common Stock by one or more 5% shareholders. If a sufficient number of shares of Common Stock were sold or purchased by an applicable stockholder group in the current or future years, an ownership change could occur and the Section 382 Limitation may then be applicable to the Company and its subsidiaries. In such circumstances, the determination whether the Company and its subsidiaries have Net Unrealized Built-in Losses in excess of the applicable threshold amounts would be made as of the date of such a future "ownership change."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law ("DGCL"), as well as a shareholder rights plan adopted by the Company, could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and making it more difficult for stockholders of the Company to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire the Company or shares of its Common Stock. See "Restrictions on Acquisition of the Company" and "Description of Capital Stock."


                                  THE OFFERING

GENERAL

     The Company is offering 500,000 shares of its Common Stock to members of the general public to whom a copy of this Prospectus is delivered. The minimum individual purchase pursuant to this Offering is 5,000 shares, and the maximum is 100,000 shares. The Company reserves the right to alter the individual minimum and maximum purchase amounts should conditions so warrant and specifically reserves the right to approve purchases of more than 100,000 shares. The shares of Common Stock offered for sale in the Offering are subject to the right of the Company to accept or reject orders received in the Offering in whole or in part and the other limitations described herein. If the number of shares of Common Stock offered hereby are not sufficient to satisfy all orders received from participants in the Offering, such excess shares will be allocated among such persons in any manner determined by the Company in its sole discretion. If a proration of such excess shares results in a person receiving fewer shares than the person ordered in the Offering, then any excess funds paid by such person as the Purchase Price for shares not issued will be returned without interest or deduction as soon as practicable following the Expiration Time. There can be no assurance that any shares of Common Stock will be available to persons desiring to order Common Stock in the Offering. To order Common Stock in the Offering properly, the enclosed Order Form must be completed, and payment in full of the aggregate Purchase Price for all shares of Common Stock ordered must accompany the Order Form.

FINANCIAL ADVISOR

     The Company has engaged Sandler O'Neill as its exclusive financial advisor in connection with the Offering pursuant to an agreement executed between the Company and Sandler O'Neill. Sandler O'Neill was engaged because of its general experience in the financial services industry and because of its experience in similar types of offerings.

     Sandler O'Neill has provided advice to the Company regarding the structure of the Offering as well as with respect to marketing the shares of Common Stock to be issued in the Offering. An affiliate of Sandler O'Neill, 1993 SOP Partners, L.P., is currently deemed to beneficially own 6.1% of the outstanding Common Stock and 16.7% of the Company's outstanding subordinated debt and warrants. See "Management and Principal Stockholders."

     Sandler O'Neill has not prepared any report or opinion constituting a recommendation or advice to the Company or its stockholders, nor have they prepared an opinion as to the fairness of the Purchase Price or the terms of the Offering to the Company. SANDLER O'NEILL EXPRESSES NO OPINION AS TO THE PRICES AT WHICH SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE OFFERING MAY TRADE IF AND WHEN THEY ARE ISSUED OR ANY FUTURE TIME. See "- Determination of Purchase Price."

     As compensation for its services, the Company has agreed to pay Sandler O'Neill a fee equal to $75,000, contingent upon consummation of the Offering. In connection with its engagement of Sandler O'Neill, the Company has agreed to indemnify Sandler O'Neill against certain liabilities arising out of its engagement (including liabilities under the federal securities laws) or, in the event such indemnification is unavailable, to contribute payments that Sandler O'Neill may be required to make in respect thereof.

EXPIRATION TIME

     The Offering will expire at 5:00 p.m., Eastern Time, on _______ __, 1996, unless extended in the sole discretion of the Board of Directors of the Company. The Company will not be obligated to honor any Order Form received after the Expiration Time, regardless of when the documents were sent.

CONDITIONS TO CONSUMMATION OF THE OFFERING

     The Offering will not be consummated and all funds received with subscriptions will be promptly returned without interest if all 500,000 shares of Common Stock are not sold through the Offering.

PROCEDURE FOR ORDERING COMMON STOCK IN THE OFFERING

     Persons who desire to participate in the Offering must deliver to the Company, on or prior to the Expiration Time, a properly completed and executed Order Form with any required signatures guaranteed, together with payment in full of the aggregate Purchase Price for the shares of Common Stock ordered. Such payment in full must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to Progress Federal Savings Bank, as Escrow Agent for Progress Financial Corporation, or (b) wire transfer of funds to the account maintained by the Company for such purpose at ____________________, Account No. _________; ABA No. _________. The aggregate
Purchase Price will be deemed to have been received by the Company only upon (i) clearance of any non-certified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the account designated above. All payments received by the Company will be delivered to the escrow account designated above promptly. If paying by non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay the aggregate Purchase Price by means of a non-certified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such date and are urged to consider payment by means of a certified or cashier's check, money order or wire transfer of funds. Earnings on the funds held in the escrow account designated above (which are not expected to be material) will be retained by the Company whether or not the Offering is consummated.

     The address to which the Order Form and payment of the Purchase Price should be delivered is:
               Progress Financial Corporation
               Plymouth Meeting Executive Campus
               600 West Germantown Pike
               Plymouth Meeting, Pennsylvania  19462-1003
               Attention:  W. Kirk Wycoff

     Payment may be made by wire transfer as described above. Persons who make payment by such method must be sure to deliver to the Company, prior to the Expiration Time, a properly executed and completed Order Form. Order Forms may be delivered to the Company as described above or by telecopy. The Company's telephone number is (610) 825-8800. The Company's telecopy number is (610) 825-4460. The contact person is W. Kirk Wycoff.

     If the aggregate Purchase Price paid by an Offering participant is insufficient to purchase the number of shares of Common Stock that the person indicates are being ordered, or if such Offering participant does not specify the number of shares of Common Stock ordered, then the Offering participant will be deemed to have ordered the number of whole shares of Common Stock which may be purchased by the full extent of the payment tendered (subject only to reduction to comply with regulatory limitations or conditions of the Offering). If the aggregate Purchase Price paid by an Offering participant exceeds the amount necessary to purchase the number of shares of Common Stock for which the Offering participant has ordered, then the Offering participant will be deemed to have ordered the number of whole shares of Common Stock which may be purchased by the full extent of the payment tendered (subject only to reduction to comply with regulatory limitations or conditions of the Offering).

     THE INSTRUCTIONS ACCOMPANYING THE ORDER FORM SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. THE METHOD OF DELIVERY OF ORDER FORMS AND PAYMENT OF THE AGGREGATE PURCHASE PRICE TO THE COMPANY WILL BE AT THE ELECTION AND RISK OF OFFERING PARTICIPANTS, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT SUCH ORDER FORM AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE COMPANY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of Order Forms received will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported orders for shares of Common Stock. Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. The Company will not be under any duty to give notification of any defect or irregularity in connection with the submission of Order Forms and will not incur any liability for failure to give such notification.

     ORDERS FOR THE COMMON STOCK WHICH ARE RECEIVED BY THE COMPANY FROM PERSONS IN THE OFFERING MAY NOT BE REVOKED.

     Certain directors and executive officers of the Company and the Bank will assist the Company in the Offering by, among other things, generally being available to answer questions of potential purchasers and soliciting orders in the Offering. None of such directors and executive officers will receive compensation for such services. None of such directors and executive officers are registered as securities brokers or dealers under the federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer. Because none of such persons are in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and executive officers are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Exchange Act. Substantially similar exemptions from registration are available under applicable state securities laws.

ISSUANCE OF COMMON STOCK

     Provided that all conditions necessary to consummate the Offering are satisfied, certificates representing shares of Common Stock purchased pursuant to the Offering will be delivered to purchasers as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the Offering have been effected. No fractional shares will be issued in the Offering.

DETERMINATION OF PURCHASE PRICE

     The Purchase Price was determined by the Company with the assistance of Sandler O'Neill. As part of the Company's determination of the Purchase Price, the Company's management and Board of Directors reviewed such factors as recent offerings in the thrift and banking industries, the reported price and trading activity of the Common Stock, certain financial and stock market information for the Company as compared to certain other publicly traded companies, the business prospects for the Company and the general condition of the securities markets at the time of the meeting of the Board of Directors at which the Purchase Price was determined.

     There can be no assurance that the market price of the Common Stock will not decline during the Offering to a level equal to or below the Purchase Price, or that following completion of the Offering and the issuance of the Common Stock sold pursuant thereto, an Offering participant will be able to sell shares purchased in the Offering at a price equal to or greater than the Purchase Price. Moreover, until certificates for shares of Common Stock are delivered, Offering participants may not be able to sell the shares of Common Stock that they have purchased in the Offering.

     NEITHER SANDLER O'NEILL NOR THE BOARD OF DIRECTORS EXPRESSES AN OPINION, AND NEITHER SANDLER O'NEILL NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION, TO OFFERING PARTICIPANTS AS TO WHETHER OFFERING PARTICIPANTS SHOULD ORDER COMMON STOCK IN THE OFFERING. AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY MUST BE MADE PURSUANT TO EACH INVESTOR'S EVALUATION OF THE OFFERING IN THE CONTEXT OF HIS OR HER BEST INTERESTS.

INTENTION OF DIRECTORS AND EXECUTIVE OFFICERS

     Directors and executive officers of the Company as a group (nine persons) have indicated to the Company that they intend to order, in the aggregate, 125,000 shares of Common Stock. These intentions are not commitments and could change based upon individual circumstances. Assuming the full purchases indicated by the directors and executive officers of the Company and the Bank, such persons would be deemed to beneficially own 16.02% of the Common Stock assumed to be outstanding on a pro forma basis following the Offering. In addition, the Company's and the Bank's ESOP intends to purchase in the Offering 50,000 shares of Common Stock (which may be increased to 100,000 shares of Common Stock).

REGULATORY LIMITATION

     The Company will not be required to issue shares of Common Stock pursuant to the Offering to any person who, in the opinion of the Company, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the Expiration Time, such clearance or approval has not been obtained or any required waiting period has not expired.

RIGHT TO AMEND OR TERMINATE THE OFFERING

     The Company expressly reserves the right to amend the terms and conditions of the Offering, whether the terms and conditions are more or less favorable to Offering participants. In the event of a material change to the terms of the Offering, the Company will file a post-effective amendment to its Registration Statement, of which this Prospectus is a part, and resolicit persons to the extent required by the Commission. The Company expressly reserves the right, at any time prior to delivery of shares of Common Stock offered hereby, to terminate the Offering if the Offering is prohibited by law or regulation or the Board of Directors concludes, in its judgment, that it is not in the best interests of the Company to complete the Offering under the circumstances. The Offering would be terminated by the Company by giving oral or written notice thereof to Sandler O'Neill and making a public announcement thereof. If the Offering is so terminated, all funds received from Offering participants will be promptly refunded, without interest.

                                 USE OF PROCEEDS

     The Company intends to invest substantially all of the net proceeds from the sale of the shares of Common Stock offered hereby in equity of the Bank, in order to increase its regulatory capital ratios, which may reduce the Bank's federal deposit insurance premiums, enhance its core earnings and support the growth of its business. Any net proceeds retained by the Company will be used by the Company for general corporate purposes. Initially, the net proceeds from the Offering will be invested in short-term investment grade securities.

     The estimated net proceeds to be raised in the Offering depends on the amount of the actual expenses incurred in the Offering, which may differ from the estimates thereof.
     The following table shows estimated gross and net proceeds based upon the sale of 500,000 shares of Common Stock in the Offering. In determining net proceeds, the estimated expenses of the Offering (which, including the fee to be paid to Sandler O'Neill, are currently estimated to amount to $200,000 in the aggregate) have been subtracted from gross proceeds.



                                          Issuance of the
                                           500,000 Shares
                                        --------------------

Gross proceeds                               $
Less:  estimated expenses                     200,000
                                              -------
  Total net proceeds                         $
                                              -------
                                              -------

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at September 30, 1995 and the pro forma consolidated capitalization of the Company at such date after giving effect to the Company's receipt of all of the estimated net proceeds from the sale of the Common Stock offered hereby, based on the assumptions set forth in "Use of Proceeds" and in the notes below. For a tabular presentation of the estimated pro forma effects of the Offering on the regulatory capital ratios of the Bank, see "Regulatory Capital."


                                     September 30, 1995
                              ---------------------------------
                                  Actual          As Adjusted
                              ---------------   ---------------
                              (Dollars in Thousands, Except Per
                                         Share Amounts)

 Deposits                         $288,883          $288,883
 Advances from the FHLB
   of Pittsburgh                    44,950            44,950
 Subordinated debt                   3,000             3,000
 Loan to ESOP(1)                        --
                                   -------           -------
   Total deposits and
     borrowed funds               $336,833          $
                                   -------           -------
                                   -------           -------
 Stockholders' equity:
   Preferred Stock
    (authorized:  1,000,000
    shares, par value $.01        $    ---          $    ---
    outstanding:  none)
 Common Stock
   (authorized: 6,000,000
   shares, par value  $1.00;
   issued: 3,280,000 shares and
   3,780,000 shares, as adjusted)    3,280             3,780
  Additional paid-in capital        15,706
  Retained earnings (deficit)       (3,775)           (3,775)
   Unrealized loss on securities
   available for sale                 (337)             (337)
 Less:  Common Stock
   acquired by the ESOP(1)             --
                                   -------           -------
     Total stockholders' equity   $ 14,874           $
                                    -------           -------
                                    -------           -------


 Book value per share of
   Common Stock(2)                   $4.53          $
                                   -------           -------
                                   -------           -------



                                                   (FOOTNOTES ON FOLLOWING PAGE)

_______________

(1) Assumes that 50,000 shares of Common Stock will be purchased by the ESOP (which may be increased to 100,000 shares, which would reduce total stockholders' equity to $________ and book value per share of Common Stock to $_______). The Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity. The funds used to acquire the ESOP shares are expected to be borrowed from a third party lender.

(2) Book value per share of Common Stock is determined by dividing the Company's actual and as adjusted consolidated total stockholders' equity at September 30, 1995 by 3,280,000 shares of issued and outstanding Common Stock and 3,780,000 shares of Common Stock, as adjusted, respectively.


                               REGULATORY CAPITAL

    Under regulations adopted by the OTS, each savings institution is currently required to maintain tangible and core capital equal to at least 1.5% and 3.0%, respectively, of its adjusted total assets, and total capital equal to at least 8.0% of its risk-weighted assets.

    The following table sets forth the actual regulatory capital ratios of the Bank at September 30, 1995 and as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the Common Stock offered hereby, based on the Company's contribution of approximately $2.0 million of the net proceeds to the Bank.


                                                                                                      As Adjusted
                                                 Historical                                           Pro Forma
                                           at September 30, 1995                                at September 30, 1995
                            ---------------------------------------------------  ---------------------------------------------------
                                                 Capital             Excess                             Capital           Excess
                               Capital          Requirement          Capital          Capital          Requirement        Capital
                            ---------------   ---------------   ---------------   ---------------   ---------------   --------------
DOLLAR BASIS:
Tangible                       $17,070           $ 5,345            $11,725             $                  $             $
Core(1)                         17,070            10,690              6,380
Risk-based(2)(3)                18,626            15,914              2,712

PERCENTAGE BASIS:
Tangible                          4.79%             1.50%              3.29%                %               1.50%            %
Core(1)                           4.79              3.00               1.79                                 3.00
Risk-based(2)(3)                  9.36              8.00               1.36                                 8.00


                                                   (FOOTNOTES ON FOLLOWING PAGE)

_______________

(1) Does not reflect the 4.0% requirement to be met in order for an institution to be deemed "adequately capitalized" under applicable laws and regulations.

(2)  Does not reflect amendments to the risk-based capital requirement.

(3) Assumes the net proceeds are initially invested in 20% risk-weighted assets.


                   MARKET PRICE FOR COMMON STOCK AND DIVIDENDS

MARKET PRICE FOR COMMON STOCK

     The Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol "PFNC." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market System and the cash dividends declared per share of Common Stock during the periods indicated.

                         Sales Price
                  --------------------------
                                                  Dividends
                      High            Low         Per Share
                  -----------     -----------     -----------
     1993
-----------------
First Quarter        $7.25           $3.00             --
Second Quarter        7.50            3.50             --
Third Quarter         5.50            3.50             --
Fourth Quarter        5.25            4.25             --

     1994
-----------------
First Quarter         6.25            4.50             --
Second Quarter        5.62            4.25             --
Third Quarter         5.50            4.25             --
Fourth Quarter        5.50            3.50             --

     1995
-----------------
First Quarter         5.00            4.25             --
Second Quarter        6.25            4.50             --
Third Quarter         6.25            5.00          --
Fourth Quarter
(through
December __, 1995)


     On December __, 1995, the last trading day before the commencement of the Offering, the closing sale price of a share of Common Stock on the Nasdaq National Market System was $____.

     As of September 30, 1995, there were 3,280,000 shares of Common Stock outstanding, which were held by approximately 1,100 holders of record. The number of holders of record does not reflect the number of persons or entities who or which hold their stock in nominee or "street" name through various brokerage firms or other entities. Although the Common Stock is traded on the Nasdaq National Market System, historically, the Common Stock has not been actively traded.

DIVIDENDS

     The Company has not paid dividends on the Common Stock since the second quarter of 1990. The Company's ability to pay dividends on the Common Stock will depend on the receipt of dividends from the Bank. In addition, the Company's ability to pay dividends on the Common Stock will be affected by its obligation to pay interest on the $3.0 million of 8.25% Subordinated Notes due 2004 (the "Notes") issued together with 300,000 Common Stock Purchase Warrants (the "Warrants") in June 1994. Interest expense on such Notes amounts to approximately $248,000 per year. Applicable rules and regulations of the OTS impose limitations on capital distributions by savings institutions. Savings institutions, such as the Bank, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution are permitted, after giving prior notice to the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital" (excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. However, such capital distribution may not reduce surplus capital below the fully phased-in capital requirement at the date of the capital distribution. Institutions with less capital are more restricted in the payment of dividends and no institution can pay dividends if such payment would cause the institution to no longer satisfy its capital requirements. Furthermore, institutions may not be permitted by the OTS to distribute the full amount of dividends otherwise permitted under the regulations due to safety and soundness concerns.

                      MANAGEMENT AND PRINCIPAL STOCKHOLDERS

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding each director and executive officer of the Company, including information regarding their age and the number and percent of shares of Common Stock beneficially owned by such persons as of September 30, 1995. No director is related to any other director or executive officer of the Company or the Bank by blood, marriage or adoption, and there were no arrangements or understandings between a director and any other person pursuant to which such person was elected as a director. The Company does not have any executive officers who are not also directors.



                                                               Amount and Percentage of
                                                Year of        Shares Beneficially Owned
                                    Director  Expiration                 as of
       Name                Age(1)     Since     of Term           September 30, 1995
---------------------      ------   --------  ----------       -------------------------
                                                                 Amount      Percentage
                                                                 ------      ----------
John E. F. Corson           54        1991       1996               7000(2)       *
William O. Daggett, Jr.     54        1990       1995             62,230(3)       1.9%
Donald F. U. Goebert        58        1987       1996            140,766(4)       4.3
Joseph R. Klinger           52        1992       1995              8,500(2)       *
Paul M. LaNoce              35        1991       1996             16,400(2)       *
A. John May, III            39        1993       1997              8,193(5)       *
William L. Mueller          43        1990       1995             65,726(6)       2.0
Charles J. Tornetta         64        1991       1997             23,158(7)       *
W. Kirk Wycoff              37        1991       1997            174,155(8)       5.1



___________________

* Represents less than 1% of the issued and outstanding Common Stock of the Company.

(1)  As of September 30, 1995.

(2) Includes options to purchase 5,500 shares subject to stock options which are exercisable within 60 days of September 30, 1995.

(3) Includes 47,230 shares owned by companies of which Mr. Daggett is a director, officer and 10% stockholder and 5,500 shares subject to stock options which are exercisable within 60 days of September 30, 1995. Does not include 12,500 Warrants.

(4) Includes 135,266 shares owned by a company of which Mr. Goebert is a director, officer and 10% stockholder and 5,500 shares subject to stock options which are exercisable within 60 days of September 30, 1995. Does not include 50,000 Warrants.

(5) Includes options to purchase 500 shares subject to stock options which are exercisable within 60 days of September 30, 1995.

(6) Includes 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members and 5,500 shares subject to stock options which are exercisable within 60 days of September 30, 1995. Does not include 25,000 Warrants.

(7) Includes 5,500 shares subject to stock options which are exercisable within 60 days of September 30, 1995. Does not include 25,000 Warrants.

(8) Includes 7,000 shares held jointly by Mr. Wycoff with or for the benefit of certain family members and 120,000 shares subject to stock options which are exercisable within 60 days of September 30, 1995. Does not include 12,500 Warrants.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information relating to the only persons known to the Company to be the beneficial owners of 5% or more of the Company's Common Stock as of September 30, 1995, and the amount of Common Stock of the Company held by all directors and executive officers of the Company as a group as of such date. The information below is based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals.


                                     Amount of Common
                                           Stock
Name and Address of                 Beneficially Owned           Percent of
Beneficial Owner                 as of September 30, 1995       Common Stock
-------------------              ------------------------       ------------
1993 SOP Partners, L.P.                 200,000(2)                   6.1%
Two World Trade Center
104th Floor
New York, New York 10048(1)

W. Kirk Wycoff                          174,155(3)                   5.1
875 Lantern Lane
Blue Bell, Pennsylvania  19422

Directors and executive                 506,128(4)                  14.7
officers of the Company
as a group (nine persons)

                                                  (FOOTNOTES ON FOLLOWING PAGE)

                                                   (FOOTNOTES ON FOLLOWING PAGE)
_______________________

(1) 1993 SOP Partners, L.P. is an affiliate of Sandler O'Neill who has been retained as a consultant and advisor in connection with the Offering.

(2)  Does not include 50,000 Warrants.

(3) Includes 7,000 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members and 120,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of September 30, 1995. Does not include 12,500 Warrants.

(4) Includes 7,000 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members, 47,230 shares which are owned by companies of which Mr. Daggett is a director, officer or 10% stockholder, 135,266 shares owned by companies of which Mr. Goebert is a director, officer or 10% stockholder and 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members. Also includes 159,000 shares subject to stock options which are exercisable within 60 days from September 30, 1995. Does not include 125,000 shares subject to the Warrants held by the group.


                   RESTRICTIONS ON ACQUISITION OF THE COMPANY

GENERAL

     The Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations contain certain provisions which may be deemed to have a potential anti-takeover effect. Such provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which the Company's stockholders may deem to be in their best interest or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Certain of such provisions also may make it more difficult for stockholders of the Company to remove members of its Board of Directors and management. The Company is not aware of any existing or threatened effort to acquire control of the Company.

     The following description of certain provisions of the Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations is necessarily general and is qualified by reference to such Certificate of Incorporation and Bylaws, the DGCL and applicable federal laws and regulations.

CERTIFICATE OF INCORPORATION AND BYLAWS

     AUTHORIZED BUT UNISSUED SHARES OF CAPITAL STOCK. The Company currently has 1,000,000 authorized but unissued shares of Preferred Stock and 6,000,000 authorized shares of Common Stock, of which 3,280,000 shares were issued and outstanding as of September 30, 1995. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover of a company by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, by effecting an acquisition that might complicate or preclude a takeover or otherwise.

     The Board of Directors also has the authority to issue shares of Preferred Stock with such terms as it deems advisable. In the event of a proposed merger, tender offer or other attempt to gain control of the Company which the Board of Directors does not approve, the Board of Directors could authorize the issuance of a series of Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. See "Description of Capital Stock - Preferred Stock."

     In addition to the authorized but unissued shares of Common Stock and Preferred Stock, the Company has adopted a shareholder rights plan which generally would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock. See "Description of Capital Stock - Preferred Stock Purchase Rights."

     BOARD OF DIRECTORS. The Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes as nearly equal in number as the then total number of directors permits, with one class to be elected annually for a term of three years and until their successors are elected and qualified. See "Management and Principal Stockholders - Board of Directors and Executive Officers." Vacancies occurring in the Board of Directors of the Company by reason of an increase in the number of directors may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of directors by stockholders and until their successors are elected and qualified. Any other vacancy in the Board of Directors, whether by reason of death, resignation, disqualification, removal or other cause, may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors are elected and qualified.

     Directors of the Company may be removed from office only for cause by the affirmative vote of the holders of 67% or more of the outstanding shares of Common Stock entitled to vote generally in the election of directors. Cause for removal exists only if the director whose removal is proposed either has been convicted of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such directors' duty to the Company.

     MEETINGS OF STOCKHOLDERS. Special meetings of stockholders of the Company, for any purpose or purposes, may be called only upon the affirmative vote of 67% of the Board of Directors and may not be called by the stockholders of the Company.

     STOCKHOLDER NOMINATIONS AND PROPOSALS. The Certificate of Incorporation of the Company generally provides that stockholders must provide the Company with written notice of stockholder nominations for election as directors and stockholder proposals not later than 30 days prior to the date of the scheduled annual meeting; provided, however, that if fewer than 21 days' notice of the meeting is given to stockholders, such written notice must be received not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Stockholder proposals which are proposed to be included in the Company's proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act. In each case the stockholder also is required to submit specified information regarding such stockholder and the proposed nominee(s) and/or business to be acted upon at a meeting of stockholders.

     SUPERMAJORITY PROVISION. The Certificate of Incorporation of the Company includes a provision which generally requires the affirmative vote of 67% of the Company's stockholders to approve a merger or consolidation involving the Company or the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company. This voting requirement is not applicable, however, if the Board of Directors of the Company shall have approved the transaction by a vote of 67% of the entire Board.

     FAIR PRICE PROVISION. The Certificate of Incorporation includes a provision which governs any proposed "business combination" (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of the Company) between the Company or its subsidiaries, on the one hand, and a "Related Person," on the other hand. A "Related Person" is defined generally to include any person, partnership, corporation, group or other entity (other than the Company and its subsidiaries) which is the beneficial owner (as defined) of 10% or more of the shares of the Company entitled to vote generally in an election of directors ("Voting Shares").

     Under the Certificate of Incorporation, if certain specified conditions are not met, neither the Company nor any of its subsidiaries may become a party to any business combination with a Related Person without the prior affirmative vote at a meeting of the Company's stockholders by the holders of at least 80% of all shares outstanding and entitled to vote thereon (the Company's "Voting Shares"), voting separately as a class, and by an "Independent Majority of Stockholders," which is defined to mean the holders of a majority of the outstanding Voting Shares that are not beneficially owned, directly or indirectly, by a Related Person. If such approval were obtained, the specific conditions would not have to be met. Such conditions also would not have to be met if the Board of Directors approved the business combination at times and by votes specified in the Certificate of Incorporation. The conditions necessary to avoid the vote of 80% of the Company's outstanding Voting Shares and of an Independent Majority of Stockholders include conditions providing that, upon consummation of the business combination, the stockholders would receive at least a certain minimum price per share for their shares.

     AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS. The affirmative vote of a majority of the issued and outstanding voting stock of the Company is required to amend the Certificate of Incorporation, with the exception of certain sections thereof, including provisions relating to business combinations, which can only be amended by a vote of 67% of the whole Board of Directors, a majority of the Continuing Directors, as defined, the vote of at least 67% of the Voting Shares, and an Independent Majority of Stockholders entitled to vote thereon.

     The Bylaws may be altered, amended or repealed or new bylaws adopted by the Board of Directors at a regular or special meeting upon the affirmative vote of both 67% of the whole Board of Directors and a majority of the Continuing Directors, as defined. The Bylaws may also be altered, amended or repealed by the stockholders upon the affirmative vote of 67% of the outstanding Voting Shares of the Company and by an Independent Majority of Stockholders.

FEDERAL LAWS AND REGULATIONS

     Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (a) 25% or more of any class of voting stock of the savings institution; (b) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (c) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or (d) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or (iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

     An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is currently authorized to issue up to 6,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. At September 30, 1995 the Company had 3,280,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding. THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT OR CONSTITUTE A SAVINGS ACCOUNT OR DEPOSIT OF THE COMPANY OR THE BANK AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

COMMON STOCK

     GENERAL. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and, upon receipt by the Company of the full purchase price therefor, each share of Common Stock offered hereby will be fully paid and non-assessable.

     VOTING RIGHTS. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

     DIVIDENDS. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company, see "Market Price for Common Stock and Dividends."

     PRE-EMPTIVE RIGHTS. Holders of the Common Stock do not have any pre-emptive rights with respect to any shares which may be issued by the Company in the future; the Company, therefore, may sell shares of Common Stock without first offering them to its then-existing stockholders.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of the Common Stock.

WARRANTS TO PURCHASE COMMON STOCK

     As of September 30, 1995, the Company had Warrants to purchase 300,000 shares of Common Stock outstanding. The following is a summary of the material provisions of the Warrants. THE WARRANTS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OF THE COMPANY OR THE BANK AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

     The Company issued 12 units consisting of subordinated debt and Warrants in a private placement on June 30, 1994, with each unit consisting of $250,000 of subordinated debt and Warrants to purchase 25,000 shares of Common Stock. Because fractional units were issued, there are currently 13 holders of the Warrants. Five of the directors and executive officers of the Company own 125,000 Warrants and an affiliate of Sandler O'Neill, 1993 SOP Partners, L.P., owns 50,000 Warrants (see "Management and Principal Stockholders"). The remaining 125,000 Warrants are held by seven individuals or entities.

     Each Warrant entitles the holder thereof to purchase one share of the Common Stock at an exercise price (the "Exercise Price") of $6.00. The Warrants may not be exercised prior to the earlier to occur of May 31, 1996 or the effective date of the registration of the shares of Common Stock underlying the Warrants (the "Common Stock Registration Statement"). The Warrants may be exercised, in whole or in part, any time subsequent thereto until 5:00 p.m., Eastern Time, on June 30, 1999.

     The Exercise Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on the Common Stock and subdivisions, combinations and certain reclassifications of Common Stock. No adjustment in the Exercise Price will be required unless such adjustment would require a change of at least 1% of the Exercise Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and non-assessable. Warrants not exercised prior to 5:00 p.m., Eastern Time, on June 30, 1999 shall become null and void.

     The Company has filed a registration statement with respect to the Warrants and has agreed to use its best efforts to continuously maintain the effectiveness of such registration statement until the earlier to occur of the second anniversary of the initial issuance of the Warrants (June 30, 1996) or the sale of all of the Warrants.

     The Company has filed the Common Stock Registration Statement with the Commission and has agreed to use its best efforts to maintain the effectiveness of the Common Stock Registration Statement until the earlier to occur of the exercise of all the Warrants or June 30, 1999. In the event that the Company plans to repurchase or bid for shares of Common Stock, whether on the open market or otherwise, the Company may request that holders of Warrants that have not previously been sold, if any, suspend or postpone the distribution thereof for a period of 45 days or more; provided, however, the aggregate amount of days during which the Company can delay the offering or distribution of the Warrants shall not exceed 90 days during any 12 month period.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

     The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of the Common Stock on the Nasdaq National Market System or the requirements of any exchange on which the Common Stock may then be listed.

PREFERRED STOCK PURCHASE RIGHTS

     In April 1990, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock (including subsequently issued shares such as those proposed to be issued in connection with the Offering). Each Right entitles each registered holder, upon the occurrence of certain events, to purchase from the Company a unit consisting of one one-hundredth of a share (a "Rights Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $40.00 per Rights Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent.

     The Rights will separate from the Common Stock and be distributed on a date ("Distribution Date") which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of the Company (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Rights were declared, including shares to be issued in the Offering, will contain a notation incorporating by reference the Rights Agreement and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights will not be exercisable until the Distribution Date and will cease to be exercisable at the close of business on May 11, 2000, unless the Rights are earlier redeemed by the Company as described below.

     Unless the Rights are redeemed earlier pursuant to the Rights Agreement, in the event that, at any time following the Stock Acquisition Date, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or in which the Common Stock of the Company is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In addition, unless the Rights are redeemed pursuant to the Rights Agreement, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to in the Rights Agreement as a "Triggering Event." Following the occurrence of a Triggering Event, any Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     At any time after a person becomes an Acquiring Person, the Company may exchange all or part of the Rights (other than Rights which previously have been voided as set forth above) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as such may be appropriately adjusted to reflect any stock split or similar transaction.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $100 per share or an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

     The Rights may have certain antitakeover effects. The Rights would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights are redeemable under certain circumstances.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock and the Warrants is American Stock Transfer & Trust Company, New York, New York.

                                     EXPERTS


     The consolidated financial statements of the Company as of December 31, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as stated in their report thereon dated January 18, 1995, except for Note 19, as to which the date is May 24, 1995 which includes an explanatory paragraph regarding the Company's change in its methods of accounting for investments and income taxes. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company for the year ended December 31, 1992 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report thereon dated January 22, 1993, except for the last paragraph thereof which is as of February 16, 1993. Such report contains an explanatory paragraph that states that (i) at December 31, 1992, the Bank failed to meet the minimum capital thresholds under the Federal Deposit Insurance Corporation Improvement Act of 1991 to be considered "adequately capitalized" and was categorized as "significantly undercapitalized," (ii) the Bank filed a capital plan for attaining the required levels of regulatory capital and that such plan had been accepted by the OTS, but that on February 16, 1993 the Bank submitted an amendment to its plan and the Bank had not received notification as to acceptance or rejection of its amended capital plan, (iii) because the Bank does not meet the minimum capital thresholds to be considered "adequately capitalized" it was subject to certain operating restrictions such as growth limitations, prohibition on dividend payments, increased supervisory monitoring by its primary regulator, limitations on executive compensation, and restriction on deposit interest rates, (iv) failure to increase its capital ratios in accordance with its capital plan or further declines in its capital ratios exposed the Bank to additional restrictions and regulatory actions, including regulatory takeover, (v) there is substantial doubt about the Company's ability to continue as a going concern, and (vi) the ability of the Company to continue as a going concern is dependent upon many factors including regulatory action and the ability of management to achieve its plan. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     Certain legal matters relating to the Common Stock will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT INCLUDED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            _________________________

                                TABLE OF CONTENTS
                            _________________________

                                                                            Page
                                                                            ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . .
Incorporation of Certain Documents
 by Reference. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Consolidated Financial
  and Other Data . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Regulatory Capital . . . . . . . . . . . . . . . . . . . . . . . . . .
Market Price for Common Stock
  and Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management and Principal
  Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Restrictions on Acquisition
  of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

APPENDIX A - Annual Report on Form
           10-K for the Year
           Ended December 31, 1994

APPENDIX B - Quarterly Report on
           Form 10-Q for the
           Quarter Ended
           September 30, 1995



                                    PROGRESS
                                    FINANCIAL
                                   CORPORATION



                                500,000 SHARES OF
                                  COMMON STOCK



                              ____________________

                                   PROSPECTUS
                              ____________________







                                ________ __, 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

Securities and Exchange Commission ("Commission") registration fee.  $    905.17
Accounting fees and expenses . . . . . . . . . . . . . . . . . . . .   15,000.00
Legal fees and expenses. . . . . . . . . . . . . . . . . . . . . . .   70,000.00
Financial advisory fee . . . . . . . . . . . . . . . . . . . . . . .   75,000.00
Printing and mailing expenses. . . . . . . . . . . . . . . . . . . .   20,000.00
Blue Sky qualification fees and expenses . . . . . . . . . . . . . .   10,000.00
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . .    9,094.83
                                                                     -----------
                                                                     $200,000.00
                                                                     -----------
                                                                     -----------

     In addition to the foregoing expenses, Sandler O'Neill will receive fees based on the number of shares of Common Stock sold in the Offering. See "The Offering - Financial Advisor" in the Prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions. Section 102(b)(7) of the DGCL sets forth circumstances under which a director's personal liability to a corporation or its stockholders for money damages for breach of fiduciary duty as a director may be eliminated or limited. The Certificate of Incorporation provides for the limitation of personal liability of directors to stockholders for monetary damages to the Company or its stockholders for such director's breach of fiduciary duty as a director of the Company to the full extent permitted by law.

     The Company carries a liability insurance policy for its officers and directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

     (a)  List of Exhibits:

            Exhibit No.              Exhibit                       Location
            -----------              -------                       --------

                1           Agreement between Sandler O'Neill and
                              the Company                             *

                3(a)        Certificate of Incorporation             (1)

                3(b)        Bylaws                                   (2)

                4(a)        Specimen Common Stock certificate        (3)

                4(b)        Specimen Preferred Stock Purchase
                            Rights certificate                       (4)

                5           Opinion of Elias, Matz, Tiernan &
                              Herrick L.L.P. regarding legality of
                              securities being registered             *

                10(a)       Key Employee Stock Compensation Plan     (3)

                10(b)       Amendment, dated December 15, 1987,
                              to Key Employee Stock Compensation
                              Plan                                   (5)

                10(c)       1993 Stock Incentive Plan                (6)

                10(d)       1993 Directors' Stock Option Plan        (6)

                10(e)       Stockholders Rights Agreement, dated
                              April 25, 1990, between the
                               Registrant and American Stock
                               Transfer and Trust Company, as
                               Rights Agent                          (4)

                13          Annual Report to Stockholders for the
                            year ended December 31, 1994             (7)

                21          Subsidiaries of the Company              (7)

                23(a)       Consent of Elias, Matz, Tiernan &
                              Herrick L.L.P. (contained in the
                              opinion included as Exhibit 5)

                23(b)       Consents of Independent Public
                              Accountants                            E-1

                24          Power of Attorney (included in the
                              signature page to this Registration
                              Statement)

                99          Form of Order Form                        *


_______________

 *   To be filed by amendment.

(1) Exhibit is incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987 filed by the Registrant with the Commission.

(2) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 33-3685) filed with the Commission on March 3, 1986.

(3) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-10160) filed with the Commission on November 13, 1986.

(4) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form 8-A filed with the Commission on April 30, 1990.

(5) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-19570) filed with the Commission on January 19, 1988.

(6) Exhibit is incorporated by reference to the Registrant; Registration Statement on Form S-1 (File No. 33-59218) filed with the Commission on March 8, 1993.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 filed with the Commission on March 24, 1995.

     (b)  Financial Statement Schedules.

     No financial statement schedules are filed because the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy and expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth Meeting, Commonwealth of Pennsylvania on the 21st day of December 1995.


PROGRESS FINANCIAL CORPORATION


By: /s/ W. Kirk Wycoff                             Date:  December 21, 1995
    ------------------------------
    W. Kirk Wycoff
    Director, President and
      Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints W. Kirk Wycoff his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.



/s/ W. Kirk Wycoff                                 Date:  December 21, 1995
------------------------------
W. Kirk Wycoff
Director, President and
  Chief Executive Officer
  (principal executive officer)



/s/ Joanne M. Calibeo                              Date:  December 21, 1995
------------------------------
Joanne M. Calibeo
Acting Controller (principal
  accounting officer)



/s/ William O. Daggett, Jr.                        Date:  December 21, 1995
------------------------------
William O. Daggett, Jr.
Director

/s/ Joseph R. Klinger                              Date:  December 21, 1995
------------------------------
Joseph R. Klinger
Director



/s/ John E. F. Corson                              Date:  December 21, 1995
------------------------------
John E. F. Corson
Director



/s/ Donald F. U. Goebert                           Date:  December 21, 1995
------------------------------
Donald F. U. Goebert
Director



/s/ Paul M. LaNoce                                 Date:  December 21, 1995
------------------------------
Paul M. LaNoce
Director



/s/ A. John May, III                               Date:  December 21, 1995
------------------------------
A. John May, III
Director



/s/ William L. Mueller                             Date:  December 21, 1995
------------------------------
William L. Mueller
Director



/s/ Charles J. Tornetta                            Date:  December 21, 1995
------------------------------
Charles J. Tornetta
Director